SECU[illegible] 16003617

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 25 2016
Washington DC
404

SEC FILE NUMBER
8- 67086

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GrowthPoint Technology Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2740 Sand Hill Road, Suite 100
(No. and Street)

Menlo Park	California	94025
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
John Savage 650-322-2500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rowbotham & Company LLP DBA Rowbotham International
(Name – *if individual, state last, first, middle name*)

101 Second Street, Suite 1200	San Francisco	California	94105
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John Savage, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GrowthPoint Technology Partners, LLC, as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

[signature]

Signature

Member

Title

please see attached

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT **CIVIL CODE § 1189**

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California)
County of Santa Clara)

On 02/12/16 before me, Lori Chen,
Date *Here Insert Name and Title of the Officer*

personally appeared John C Savage
Name(s) of Signer(s)

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

LORI CHEN
COMM. # 2042125
NOTARY PUBLIC • CALIFORNIA
SANTA CLARA COUNTY
Comm. Exp. SEPT. 20, 2017
MGC1

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Signature [signature]
Signature of Notary Public

Place Notary Seal Above

OPTIONAL

Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: Annual Audited Report Document Date: NA

Number of Pages: ________ Signer(s) Other Than Named Above: NA

Capacity(ies) Claimed by Signer(s)

Signer's Name: John C Savage
- ☐ Corporate Officer — Title(s): ________
- ☐ Partner — ☐ Limited ☐ General
- ☑ Individual ☐ Attorney in Fact
- ☐ Trustee ☐ Guardian or Conservator
- ☐ Other: ________

Signer Is Representing: Self

Signer's Name: ________
- ☐ Corporate Officer — Title(s): ________
- ☐ Partner — ☐ Limited ☐ General
- ☐ Individual ☐ Attorney in Fact
- ☐ Trustee ☐ Guardian or Conservator
- ☐ Other: ________

Signer Is Representing: ________

GROWTHPOINT TECHNOLOGY PARTNERS, LLC

CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2015 and 2014
With
Report of Independent Registered Public Accounting Firm

TABLE OF CONTENTS

Rowbotham
INTERNATIONAL
GLOBAL ADVISORS
TAX & FINANCIAL SERVICES
SAN FRANCISCO

Report of Independent Registered Public Accounting Firm

To the Members of
GrowthPoint Technology Partners, LLC

We have audited the accompanying consolidated statements of financial condition of GrowthPoint Technology Partners, LLC and its subsidiary (the "Company") as of December 31, 2015 and 2014 and the related consolidated statements of operations, comprehensive loss, changes in members' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of GrowthPoint Technology Partners, LLC and its Subsidiary as of December 31, 2015 and 2014, and the results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information contained on pages 17 to 21 has been subjected to audit procedures performed in conjunction with the audit of the Company's consolidated financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the consolidated financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the consolidated financial statements as a whole.

Rowbotham International

San Francisco, California
February 12, 2016

101 Second Street, Suite 1200, San Francisco, CA 94105 Tel. (415) 433 - 1177 Fax (415) 433 - 1653
Website: www.Rowbotham.com E-mail - Consulting@rowbotham.com
Rowbotham International refers to Rowbotham & Company LLP
Member of the AICPA and PCAOB

GROWTHPOINT TECHNOLOGY PARTNERS, LLC

Oath of Corporate Officer
December 31, 2015

I affirm that to the best of my knowledge and belief the accompanying consolidated financial statements and supplemental schedules pertaining to the firm of GrowthPoint Technology Partners, LLC are true and correct. I further affirm that neither GrowthPoint Technology Partners, LLC nor any member, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

Mr. John Savage
GrowthPoint Technology Partners, LLC

GROWTHPOINT TECHNOLOGY PARTNERS, LLC

Consolidated Statements of Financial Condition
As of December 31, 2015 and 2014

	2015	2014
Assets		
Cash	$159,836	$ 402,076
Restricted cash	---	26,461
Accounts receivable	99,250	148,750
Fixed assets, net	137,871	211,987
Other assets	327,373	483,568
Total assets	$724,330	$1,272,842
Liabilities and Members' Equity		
Accounts payable and accrued liabilities	$ 86,406	$ 168,572
Employee benefits payable	---	100,664
Income taxes payable	36,865	45,176
Deferred income taxes	17,658	---
Accrued facility costs	23,267	35,142
Total liabilities	164,196	349,554
Commitments and contingencies	---	---
Members' equity	560,134	923,288
Total liabilities and members' equity	$724,330	$1,272,842

The accompanying notes are an integral part of these consolidated financial statements.

GROWTHPOINT TECHNOLOGY PARTNERS, LLC

Consolidated Statements of Operations
For the Years Ended December 31, 2015 and 2014

	2015	2014
Revenues:		
Fees	$4,613,623	$8,823,493
Interest	49	---
Total revenues	4,613,672	8,823,493
Expenses:		
Operating expenses	1,676,432	1,176,258
Compensation and benefits	2,743,250	6,858,574
Professional fees	249,736	299,196
Marketing and development	584,044	953,189
Business taxes	46,411	52,614
Total expenses	5,299,873	9,339,831
Net loss before provision for income taxes	(686,201)	(516,338)
Provision for income taxes	69,411	60,864
Net loss	$ (755,612)	$ (577,202)

The accompanying notes are an integral part of these consolidated financial statements.

GROWTHPOINT TECHNOLOGY PARTNERS, LLC

Consolidated Statements of Comprehensive Loss
For the Years Ended December 31, 2015 and 2014

	2015	2014
Net loss	$(755,612)	$(577,202)
Foreign currency translation adjustment	(22,543)	(40,861)
Total comprehensive loss	$(778,155)	$(618,063)

The accompanying notes are an integral part of these consolidated financial statements.

GROWTHPOINT TECHNOLOGY PARTNERS, LLC

Consolidated Statements of Changes in Members' Equity

For the Years Ended December 31, 2015 and 2014

	Members' Equity	Accumulated Other Comprehensive Income (Loss)	Total Members' Equity
Balance at January 1, 2014	$1,528,676	$ 12,675	$1,541,351
Net loss	(577,202)	---	(577,202)
Other comprehensive loss	---	(40,861)	(40,861)
Balance at December 31, 2014	951,474	(28,186)	923,288
Members' Contributions	415,001	---	415,001
Net loss	(755,612)	---	(755,612)
Other comprehensive loss	---	(22,543)	(22,543)
Balance at December 31, 2015	$ 610,863	$(50,729)	$ 560,134

The accompanying notes are an integral part of these consolidated financial statements.

GROWTHPOINT TECHNOLOGY PARTNERS, LLC

Consolidated Statements of Cash Flows
For the Years Ended December 31, 2015 and 2014

	2015	2014
Cash flows from operating activities:		
Net loss	$(755,612)	$(577,202)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization	82,008	93,634
Loss on disposal of fixed assets	7,804	---
Changes in assets and liabilities:		
Restricted cash	26,461	67,539
Accounts receivable	49,500	(48,750)
Other assets	156,195	97,545
Accts payable and accrued liabilities accounts	(82,166)	84,367
Employee benefits payable	(100,664)	100,664
Income taxes payable	(8,311)	45,176
Deferred income taxes	17,658	---
Accrued facility costs	(11,875)	(2,666)
Net cash used in operating activities	(619,002)	(139,693)
Cash flow from investing activities:		
Purchase of fixed assets	(15,696)	(39,385)
Net cash used in investing activities	(15,696)	(39,385)
Cash flow from financing activities:		
Contribution of Capital by Members	415,001	---
Net cash provided by financing activities	415,001	---
Effect of exchange rate changes	(22,543)	(40,861)
Net decrease in cash	(242,240)	(219,939)
Cash at the beginning of the year	402,076	622,015
Cash at the end of the year	$ 159,836	$ 402,076

The accompanying notes are an integral part of these consolidated financial statements.

Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2015 and 2014

1. Summary of Significant Accounting Policies

General - GrowthPoint Technology Partners, LLC is a limited liability company established in September 2005. On January 13, 2006, the National Association of Securities Dealers, Inc. approved GrowthPoint Technology Partners, LLC's membership. GrowthPoint Technology Partners, LLC provides merger & acquisition, fundraising, and strategic advisory services to a wide range of technology companies. GrowthPoint Technology Partners, LLC will not hold customer funds or safe keep customer securities. GrowthPoint Technology Partners, LLC is a broker/dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

On October 5, 2011, GrowthPoint Technology Partners, LLC formed GrowthPoint Technology Partners UK LTD. GrowthPoint Technology Partners UK LTD was capitalized and began operations in July 2012 upon receiving approval from the Financial Services Authority ("FSA") who regulates financial services markets, exchanges, and firms in the United Kingdom. GrowthPoint Technology Partners UK LTD was formed to support the activities of GrowthPoint Technology Partners, LLC. 100% of GrowthPoint Technology Partners UK LTD revenues will be from GrowthPoint Technology Partners, LLC and GrowthPoint Technology Partners UK LTD will incur its own operating expenses.

Operations outside of the United States are subject to risks inherent in operating under different legal systems and various political and economic environments. Among the risks are changes in existing tax laws, possible limitations on foreign investments and income repatriation, government price or foreign exchange controls, and restrictions on currency exchange. GrowthPoint Technology Partners, LLC and GrowthPoint Technology Partners UK LTD (the "Company") do not engage in hedging activities to mitigate its exposure to fluctuations in foreign currency exchange rates. During the years ended December 31, 2015 and 2014, the Company reported $52,898 and $182,166 in earnings from its foreign subsidiary. There were no dividends received from the foreign subsidiary. At December 31, 2015 and 2014, assets of foreign operations were $513,414 and $499,431, liabilities of foreign operations were $95,834 and $112,206, and stockholder's equity was $417,580 and $387,225. For the years ended December 31, 2015 and 2014, GrowthPoint Technology Partners UK LTD's revenues were derived 100% from GrowthPoint Technology Partners, LLC.

Basis of Presentation - The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Principles of Consolidation - The consolidated financial statements include the financial statements of GrowthPoint Technology Partners, LLC and GrowthPoint Technology Partners UK LTD. All significant transactions and balances between these entities have been eliminated in consolidation.

Use of Estimates - The preparation of consolidated financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Foreign Currencies - Assets and liabilities recorded in foreign currencies are translated at the exchange rate on the balance sheet date. Revenue and expenses are translated at average rates of exchange prevailing during the year. Translation adjustments resulting from this process are recorded to other comprehensive income.

Fair Value - Certain assets and liabilities are recorded at fair value.

The hierarchy below lists three levels of fair value based on the extent to which inputs used in measuring fair value are observable in the market. The Company categorizes each of their fair value measurements in one of these three levels based on the lowest level input that is significant to the fair value measurement in its entirety.

These levels are:

Level 1 - inputs are based upon unadjusted quoted prices for identical instruments traded in active markets.

Level 2 - inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques (e.g. the Black-Scholes model) for which all significant inputs are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Where applicable, these models project future cash flows and discount the future amounts to a present value using market-based observable inputs including interest rate curves, foreign exchange rates, and forward and spot prices for currencies and commodities.

Level 3 - inputs are generally unobservable and typically reflect management's estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques, including option pricing models and discounted cash flow models.

Realized gains and losses are recorded when securities are sold using the first in, first out cost method unless specifically identified.

Restricted Cash - In accordance with the lease agreement associated with the previous facility in California, a standby letter of credit agreement had been entered into between the Company and a bank. The standby letter of credit and related lease expired in August, 2015. At December 31, 2014, the standby letter of credit outstanding was $26,461. At December 31, 2014, the amount of restricted cash outstanding was $26,461.

Fixed Assets - The Company records fixed assets based on historical cost adjusted for accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the assets as follows:

	Useful Lives
Furniture and equipment	5 years
Computers	3 years
Leasehold improvements	5 years

Minor replacements, improvements, maintenance, and repairs are expensed as incurred. Gains and losses on sales and retirement of fixed assets are credited or charged to income.

Impairment of Long-Lived Assets - The Company continually evaluates whether events and circumstances have occurred that indicate the remaining estimated useful life of long-lived assets may warrant revision or that the remaining balance of long-lived assets may not be recoverable. When factors indicate that long-lived assets should be evaluated for possible impairment, the Company uses an estimate of the related undiscounted future cash flows over the remaining life of the long-lived assets in measuring whether they are recoverable. If the estimated undiscounted future cash flows are not in excess of the carrying value of the asset, a loss is recorded as the excess of the asset's carrying value over its fair value. No assets were determined to be impaired in 2015 and 2014.

Revenue Recognition - The Company's revenues are recognized when earned.

Expense Recognition - The Company's expenses are charged to expense as incurred.

Income Taxes - The Company uses a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. The Company classifies the liability for unrecognized tax benefits as current to the extent that the Company anticipates payment (or receipt) of cash within one year.

The provision for income tax includes foreign income taxes and interest and penalties on uncertain tax positions. Certain income and expenses are not reported in tax returns and consolidated financial statements in the same year. The tax effect of such temporary differences is reported as deferred income taxes. Deferred tax assets are reported net of a valuation allowance when it is more likely than not that a tax benefit will not be realized. The deferred income taxes are classified as current or long-term based on the classification of the related asset or liability.

For GrowthPoint Technology Partners, LLC, no provision for income taxes has been made because the taxable income of GrowthPoint Technology Partners , LLC is included in the income tax returns of the members, except the case where the Company is charged a fee for doing business in that state. Consequently, the provision for income taxes for GrowthPoint Technology Partners, LLC is minimal.

A number of the Company's tax returns remain subject to examination by taxing authorities. These include the United States federal returns for three years, United Kingdom tax returns for two years, and California state returns for four years.

Concentration of Credit Risk - Financial instruments that potentially subject the Company to a concentration of credit risk principally consist of cash and accounts receivable.

GrowthPoint Technology Partners, LLC maintains its cash in financial institutions which are insured by the Federal Deposit Insurance Corporation (the "FDIC"). At times, cash may be in excess of the FDIC insured limits.

GrowthPoint Technology Partners UK LTD maintains its cash in financial institutions which are insured by the Financial Services Compensation Scheme (the "FSCS"). At times, cash may be in excess of the FSCS insured limits.

Accounts receivable are stated at face value. The Company performs ongoing credit evaluations of its customers and generally does not require collateral. Historically, the Company has not incurred any significant credit related losses.

The Company had two customers that comprised 80% and 20% of total accounts receivable at December 31, 2015.

The Company had five customers that comprised 34%, 20%, 17%, 13%, and 13% of total accounts receivable at December 31, 2014.

For the year ended December 31, 2015, the Company had three customers that comprised 22%, 18%, and 10% of fees.

For the year ended December 31, 2014, the Company had six customers that comprised 24%, 16%, 13%, 13%, 11%, and 10% of fees.

Subsequent Events - The Company has evaluated subsequent events for the period from December 31, 2015, the date of the consolidated financial statements, through February 12, 2016, the date the consolidated financial statements were available for issuance.

2. Fair Value

The following table presents the Company's assets and liabilities that are measured at fair value on a recurring basis at December 31, 2015:

	Level 1	Level 2	Level 3	Total
Cash	$159,836	$---	$---	$159,836

The following table presents the Company's assets and liabilities that are measured at fair value on a recurring basis at December 31, 2014:

	Level 1	Level 2	Level 3	Total
Cash	$402,076	$---	$---	$402,076
Restricted cash	26,461	---	---	26,461
Total	$428,537	$---	$---	$428,537

3. Fixed Assets

Fixed assets, net are comprised of the following at December 31, 2015 and 2014:

	2015	2014
Furniture and equipment	$ 9,241	$ 67,284
Computers	133,512	108,203
Leasehold improvements	170,363	272,591
Total fixed assets	313,116	448,078
Less accumulated depreciation and amortization	(175,245)	(236,091)
Fixed assets, net	$ 137,871	$ 211,987

For the years ended December 31, 2015 and 2014, depreciation and amortization expense was $82,008 and $93,634.

4. Related Party Transactions

For the years ended December 31, 2015 and 2014, Member contributions totaled $415,001 and none.

5. Income Taxes

The provision for income taxes consists of the following for the year ended December 31, 2015 and 2014:

	2015	2014
Current taxes payable:		
Federal	$ ---	$ ---
State	12,590	13,060
Foreign	38,519	47,804
Total current taxes payable	51,109	60,864
Deferred taxes:		
Federal	---	---
State	---	---
Foreign	18,302	---
Total deferred taxes	18,302	---
Provision for income taxes	$69,411	$60,864

A reconciliation of income tax expense with the expected income tax expense computed by applying the federal statutory income tax rate (34%) to income before income tax expense is as follows for the years ended December 31, 2015 and 2014:

	2015	2014
Income tax benefit at federal statutory rate	$(233,308)	$(175,555)
United States losses at rates less than 34%	270,613	253,745
Foreign income at rates less than 34%	19,516	(30,386)
State income taxes	12,590	13,060
Provision for income taxes	$ 69,411	$ 60,864

The component of the deferred income taxes is as follows at December 31, 2015 and 2014:

	2015	2014
Depreciation	$17,658	$---

Deferred income taxes were provided for the following item for the years ended December 31, 2015 and 2014:

	2015	2014
Depreciation	$18,302	$---

6. Commitments

The Company conducts its operations from leased facilities in California and London. The current California lease will expire in August 2020 and the London lease will expire in July 2018. In addition, the Company has an obligation for additional pass-through operating costs on the current leased facility in California. Aggregate future minimum lease obligations for the operating leases in effect at December 31, 2015 are as follows:

Year ending December 31:	
2016	$ 848,348
2017	869,848
2018	840,804
2019	782,340
2020	531,880
Total minimum lease obligations	$3,873,220

For the years ended December 31, 2015 and 2014, rent expense was $594,811 and $514,763.

7. Employee Benefit Plan

GrowthPoint Technology Partners, LLC has a qualified employee savings plan for employees which includes profit sharing and 401(k) features. The 401(k) feature allows participants to make pretax contributions. To be eligible to become a participant, and employee must complete 3 months of service and be 21 years of age. Under the plan, GrowthPoint Technology Partners, LLC may make annual discretionary profit sharing contributions in an amount to be determined by the Managing Directors. To be eligible for any profit sharing contribution that may be made for that plan year, an employee must be employed as of the last day of the plan year.

GrowthPoint Technology Partners, LLC accrued a discretionary profit sharing contribution of none and $100,664 for the years ended December 31, 2015 and 2014.

8. Net Capital Requirements

GrowthPoint Technology Partners, LLC is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires both the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2015 and 2014, GrowthPoint Technology Partners, LLC, unconsolidated, had net capital of $36,244 and $30,431. At December 31, 2015 and 2014, net capital is $20,027 and $13,181 in excess of its required net capital of $16,217 and $17,250. At December 31, 2015 and 2014, GrowthPoint Technology Partners, LLC's ratio of aggregate indebtedness to net capital was 6.71 to 1 and 8.50 to 1, which is within the required regulatory range.

GrowthPoint Technology Partners UK LTD is subject the Financial Services Authority Capital Adequacy, which requires the maintenance of minimum net capital. At December 31, 2015 and 2014, GrowthPoint Technology Partners UK LTD had net capital of £417,580 and £248,572. At December 31, 2015 and 2014, net capital is £380,580 and £209,732 in excess of its required net capital of £37,000 and £38,840.

9. Cash Flow Information

Supplementary disclosure of interest and income taxes paid during the years ended December 31, 2015 and 2014:

	2015	2014
Interest	$ ---	$ ---
Income taxes	$60,094	$13,060

Supplementary disclosure of non-cash investing and financing activity are as follows for the years ended December 31, 2015 and 2014:

	2015	2014
Fully depreciated fixed assets that were written-off	$57,538	$16,425

10. Subsequent Events

Member contributions totaled $120,000 during the period January 1, 2015 to February 12, 2016.

Supplemental Information

GROWTHPOINT TECHNOLOGY PARTNERS, LLC

Computation of Net Capital
Under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2015

Net Capital

Total members' equity from statement of financial condition	$ 596,180
Deductions and/or charges:	
Total nonallowable assets from statement of financial condition:	
Accounts receivable	(99,250)
Fixed assets, net	(49,739)
Other assets	(132,217)
Investment in GrowthPoint Technology Partners UK LTD	(278,730)
Net capital before haircuts on securities position	36,244
Haircuts on securities	---
Net capital	$ 36,244
Minimum net capital required (6-2/3% of total aggregate indebtedness)	$ 16,217
Minimum dollar net capital required	$ 5,000
Net capital requirement (greater of minimum net capital required or minimum dollar net capital required)	$ 16,217
Excess net capital	$ 20,027

Aggregate Indebtedness

Total liabilities from statement of financial condition	$243,258
Less non-aggregate indebtedness	---
Total aggregate indebtedness	$243,258
Ratio: Aggregate indebtedness to net capital	6.71 to 1

GROWTHPOINT TECHNOLOGY PARTNERS, LLC

Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
and
Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2015

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission ("Rule 15c3-3") and operates pursuant to section (k)(2)(i) of Rule 15c3-3.

GROWTHPOINT TECHNOLOGY PARTNERS, LLC

Reconciliation Pursuant to Rule 17a-5(d)(4) of the Securities and Exchange Commission
As of December 31, 2015

Reconciliation of differences between Computation of Net Capital as filed by the Company in Part IIA and computation contained in supplementary information to the financial statements:

Net capital as reported by the Company in Part IIA	$36,244
Audit adjustment - none	---
Net capital as reported in the financial statements	$36,244

GROWTHPOINT TECHNOLOGY PARTNERS, LLC

Consolidating Statement of Financial Condition

As of December 31, 2015

	GrowthPoint Technology Partners, LLC	GrowthPoint Technology Partners UK LTD	Eliminations	Total
Assets				
Cash	$104,606	$ 55,230	$ ---	$159,836
Accounts receivable	99,250	---	---	99,250
Intercompany receivable	---	174,896	(174,896)	---
Fixed assets, net	49,739	88,132	---	137,871
Other assets	132,217	195,156	---	327,373
Investment in GrowthPoint Technology Partners UK LTD	453,626	---	(453,626)	---
Total assets	$839,438	$513,414	$(628,522)	$724,330
Liabilities and Members' Equity				
Accounts payable and accrued liabilities	$ 60,763	$ 25,643	$ ---	$ 86,406
Income taxes payable	---	36,865	---	36,865
Deferred income taxes	---	17,658	---	17,658
Accrued facility costs	7,599	15,668	---	23,267
Intercompany payable	174,896	---	(174,896)	---
Total liabilities	243,258	95,834	(174,896)	164,196
Commitments and contingencies	---	---	---	---
Members' equity:				
Members' equity or stockholder's equity	596,180	438,943	(424,260)	610,863
Accumulated other comprehensive income	---	(21,363)	(29,366)	(50,729)
Total members' equity	596,180	417,580	(453,626)	560,134
Total liabilities and members' equity	$839,438	$513,414	$(628,522)	$724,330

GROWTHPOINT TECHNOLOGY PARTNERS, LLC

Consolidating Statement of Operations

For the Year Ended December 31, 2015

	GrowthPoint Technology Partners, LLC	GrowthPoint Technology Partners UK LTD	Eliminations	Total
Revenues:				
Fees	$4,613,623	$1,206,854	$(1,206,854)	$4,613,623
Interest income	43	6	---	49
Total revenues	4,613,666	1,206,860	(1,206,854)	4,613,672
Expenses:				
Operating expenses	1,447,384	229,048	---	1,676,432
Compensation and benefits	2,056,254	686,996	---	2,743,250
Professional fees	199,268	50,468	---	249,736
Marketing and development	498,087	85,957	---	584,044
Business taxes	1,739	44,672	---	46,411
Intercompany	1,206,854	---	(1,206,854)	---
Total expenses	5,409,586	1,097,141	(1,206,854)	5,299,873
Other income:				
Equity in subsidiary's net income	52,898	---	(52,898)	---
Total other income	52,898	---	(52,898)	---
Net income (loss) before provision for income taxes	(743,022)	109,719	(52,898)	(686,201)
Provision for income taxes	12,590	56,821	---	69,411
Net loss	$ (755,612)	$ 52,898	$ (52,898)	$ (755,612)

Rowbotham
INTERNATIONAL
Global Advisors
Tax & Financial Services
San Francisco

Independent Accountant's Agreed-Upon Procedures Report on Schedule of Assessment and Payments (Form SIPC 7)

To the Members of
GrowthPoint Technology Partners, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 , we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments ("Form SIPC-7") to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2015, which were agreed to by GrowthPoint Technology Partners, LLC (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, check copies and cash disbursements journals, noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, a print out of general ledger account number 4105 "Interest income", supporting the adjustment noting no differences,
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, supporting the adjustments noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences, not applicable, none.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Rowbotham International

San Francisco, California
February 12, 2016

101 Second Street, Suite 1200, San Francisco, CA 94105 Tel. (415) 433 - 1177 Fax (415) 433 - 1653
Website: www.Rowbotham.com E-mail - Consulting@rowbotham.com
Rowbotham International Refers to Rowbotham & Company LLP

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended 12/31/2015
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

12*12*******1160******************ALL FOR AADC 940
067086 FINRA DEC
GROWTHPOINT TECHNOLOGY PARTNERS LLC
2740 SAND HILL RD STE 100
MENLO PARK CA 94025-7020

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Karyn White (650) 320-8476

2. A. General Assessment (item 2e from page 2) $ 11,534.-

B. Less payment made with SIPC-6 filed (exclude interest) (7,540.-)
7/20/2015
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 3,994.-

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 3,994.-

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 3,994.-

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Growth Point Technology Partners LLC
(Name of Corporation, Partnership or other organization)

Karyn M. White
(Authorized Signature)

Dated the 12th day of Feb. , 20 16 .

Financial Principal
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2015
and ending 12/31/2015

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 4,613,666.-
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): interest on bank savings account (Deductions in excess of $100,000 require documentation)	43.-
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	43.-
2d. SIPC Net Operating Revenues	$ 4,613,623.-
2e. General Assessment @ .0025	$ 11,534.- (to page 1, line 2.A.)

Rowbotham
INTERNATIONAL
GLOBAL ADVISORS
TAX & FINANCIAL SERVICES
SAN FRANCISCO

MEMBER OF
GGi

Report of Independent Registered Public Accounting Firm

To the Members of
GrowthPoint Technology Partners, LLC

We have reviewed management's statements, included in the accompanying letter, in which (1) GrowthPoint Technology Partners, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which GrowthPoint Technology Partners, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (the "exemption provisions") and (2) GrowthPoint Technology Partners, LLC stated that GrowthPoint Technologies Partners, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. GrowthPoint Technology Partners, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about GrowthPoint Technology Partners, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Rowbotham International

San Francisco, California
February 12, 2016

101 SECOND STREET, SUITE 1200, SAN FRANCISCO, CA 94105 TEL. (415) 433 - 1177 FAX (415) 433 - 1653
WEBSITE: WWW.ROWBOTHAM.COM E-MAIL - CONSULTING@ROWBOTHAM.COM
ROWBOTHAM INTERNATIONAL REFERS TO ROWBOTHAM & COMPANY LLP
Member of the AICPA and PCAOB

GROWTHPOINT
TECHNOLOGY PARTNERS

February 12, 2016

Rowbotham & Company LLP
101 Second Street, Suite 1200
San Francisco, California 94105

GrowthPoint Technology Partners, LLC is making the following statements ("assertions):

(i) We are claiming an exemption under Rule 15c3(k) (2)(i).
(ii) We met the exemption provisions of Rule 15c3-3(k) (2)(i) throughout the most recent fiscal year without exception.

Regards

Karyn M. White

Karyn M. White
Financial Principal
GrowthPoiont Technology Partners LLC